UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Application of Entergy Corp., et al.
File No.  70-9667

CERTIFICATE PURSUANT TO
RULE 24 UNDER THE PUBLIC
UTILITY HOLDING COMPANY
ACT OF 1935

Pursuant to the requirements of Rule 24 under the Public
Utility Holding Company Act of 1935, as amended ("PUHCA"), as modified by the application-declaration, as amended, in the above-referenced file and the related order dated
September 26, 2000, this is to certify that there were no sales of utility assets during the six (6) month period ended June 30, 2001 by Entergy Arkansas, Inc., Entergy Gulf
States, Inc., Entergy Louisiana, Inc., and Entergy
Mississippi, Inc. pursuant to the authorization of the Securities and Exchange Commission.

In witness whereof, the undersigned company has caused this certificate to be executed on this 28th day of August 2001.

ENTERGY CORPORATION
ENTERGY ARKANSAS, INC.
ENTERGY GULF STATES, INC.
ENTERGY LOUISIANA, INC.
ENTERGY MISSISSIPPI, INC.


By:  /s/ Nathan E. Langston
     Nathan E. Langston
     Vice President and Chief Accounting Officer